                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)


                           Texas Pacific Land Trust
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                                (Name of Issuer)


        Sub-Share Certificates in Certificates of Proprietary Interest
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                         (Title of Class of Securities)


                                    882610108
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                                 (CUSIP Number)

                              Michael S. Paquette
                         Vice President and Controller
                    Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                  Main Street,
                          Norwich, Vermont 05055-0850
                                 (802) 649-3633
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 8, 1995
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            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box _____.

     Check the following box if a fee is being paid with this statement _____. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto re-porting beneficial ownership of five percent or less of such class. See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 882610108

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(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455
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(2)  Check the Appropriate Box if a Member        (a)  _______________________
     of a Group (See Instructions)
                                                  (b)  _______________________

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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(6)  Citizenship or Place of Organization      Delaware
                                               --------
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     Number of Sub-Shares      (7)   Sole Voting Power
     Beneficially Owned              -----------------
     by Each Reporting         (8)   Shared Voting Power
     Person With                     -------------------
                                     278,100
                               (9)   Sole Dispositive Power
                                     ----------------------
                              (10)   Shared Dispositive Power
                                     ------------------------
                                     278,100

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         278,100

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See
     Instructions)

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(13)  Percent of Class Represented by Amount in Row (11)  Approximately 9.1%

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(14)  Type of Reporting Person (See Instructions)      HC, CO

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

                              CUSIP NO. 882610108

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(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932
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(2)  Check the Appropriate Box if a Member        (a)  _______________________
     of a Group (See Instructions)
                                                  (b)  _______________________

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(3)  SEC Use Only

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(4)  Source of Funds (See Instructions)

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(5)  Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d)
     or 2(e)

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(6)  Citizenship or Place of Organization      Delaware
                                               --------
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     Number of Sub-Shares      (7)   Sole Voting Power
     Beneficially Owned              -----------------
     by Each Reporting         (8)   Shared Voting Power
     Person With                     -------------------
                                     278,100
                               (9)   Sole Dispositive Power
                                     ----------------------
                              (10)   Shared Dispositive Power
                                     ------------------------
                                     278,100

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(11) Aggregate Amount Beneficially Owned by Each Reporting Person
                                                         278,100

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(12) Check if the Aggregate Amount in Row (11) Excludes Certain Sub-Shares (See
     Instructions)

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(13)  Percent of Class Represented by Amount in Row (11)  Approximately 9.1%

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(14)  Type of Reporting Person (See Instructions)      CO

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                                    3 of 7

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 1 TO SCHEDULE 13D ARE AMENDED FROM THE FILING ON SCHEDULE 13D FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JULY 3, 1995. ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE
SCHEDULE 13D.

Item 4.  Purpose of Transaction.
         -----------------------

     (a) Sales by FAE outlined in Schedule II, attached hereto, and incorporated herein by reference, were made in the ordinary course of business and not for the purpose or effect of changing or influencing the control of TPL or in connection with, or as a participant in, any transaction having such purpose or effect.


Item 5.      Interest in Securities of the Issuer.
             -------------------------------------

     (a) FAEH owns all 278,100 Sub-Shares indirectly through FAE. The aggregate number of Sub-Shares and the corresponding percentage of the outstanding Sub-Shares such number represents is as follows:


                                      Percentage of
                   Sub-Shares          Sub-Shares
                  Beneficially        Beneficially
 Person              Owned               Owned
 ------           ------------        -------------
  FAEH              278,100               9.1%

  FAE               278,100               9.1%


  (b) FAEH shares voting power and dispositive power with respect to the 278,100 Sub-Shares with FAE.

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

  (c) Schedule II, attached hereto, describes all transactions by FAEH and FAE, and to the best knowledge of FAEH and FAE, any of the persons listed on Schedule I, in Sub-Shares effected during the past 60 days.


                                    5 of 7

                                   SIGNATURE

  After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:  September 15, 1995

                                      FUND AMERICAN ENTERPRISES HOLDINGS, INC.


                                      BY:
                                         ------------------------------------
                                      Name:       Michael S. Paquette
                                      Title:      Vice President and
                                                    Controller


                                      FUND AMERICAN ENTERPRISES, INC.


                                      BY:
                                         ------------------------------------
                                      Name:        Terry L. Baxter
                                      Title:       President and Secretary



                                    6 of 7

                          SCHEDULE II TO SCHEDULE 13D
                          ---------------------------

          Sales of Sub-Share Certificates in Certificates of Proprietary Interest of Texas Pacific Land Trust by the Reporting Persons and by persons listed in Schedule I, attached hereto, within the last 60 days.


          Sold by               Date     Number Sold   Unit Price
          -------               ----     -----------   ----------
            FAE                8/30/95       6,500       28.461
            FAE                8/31/95       8,200       28.254
            FAE                9/01/95       5,900       28.303
            FAE                9/05/95       8,500       28.073
            FAE                9/07/95       1,100       27.511
            FAE                9/08/95       1,800       27.555

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